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kblauch@sidley.com (212) 839-5548	FOUNDED 1866

June 25, 2015

Katherine Hsu Office Chief Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	Morgan Stanley Bank of America Merrill Lynch Trust 2013-C12 and Morgan Stanley Bank of America Merrill Lynch Trust 2014-C14 Forms 10-K/A for the Fiscal Year Ended December 31, 2014
Filed: May 20, 2015
File Nos. 333-180779-05 and 333-180779-07

Dear Ms. Hsu:

On behalf of Morgan Stanley Capital I Inc. (the “Registrant”), we thank you for your letter of June 18, 2015 concerning the Morgan Stanley Bank of America Merrill Lynch Trust 2013-C12 Form 10-K/A and the Morgan Stanley Bank of America Merrill Lynch Trust 2014-C14 Form 10-K/A for the fiscal year ended December 31, 2014.  We have reviewed and discussed your letter with representatives of the Registrant, which has instructed us to submit the responses set forth in this letter on its behalf.  For your convenience, each comment of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) is repeated in italics below.  Capitalized terms used but not defined herein are defined by reference to our prior letter of May 20, 2015.

Forms 10-K/A of Morgan Stanley Bank of America Merrill Lynch Trust 2013-C12 and Morgan Stanley Bank of America Merrill Lynch Trust 2014-C14

1.	We note your response to comment 2 of our comment letter dated June 3, 2015. Also, based on discussion with counsel on June 16, we understand that the Outside Pooling and Servicing Agreements indicate that the Outside Trust Advisors only have responsibilities with respect to “specially serviced mortgage loans or any mortgaged property that is an REO property.” Please confirm that in future filings of Form 10-Ks, to aid understanding, you will provide explanation or clarification in the body of the Form 10-Ks why assessments of compliance, corresponding auditors’ attestation reports and servicer compliance reports of the Outside Trust Advisors for the Non-Serviced

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Katherine Hsu

Mortgage Loans that may be required by the relevant Pooling and Servicing Agreements have not been filed with the Form 10-Ks.

The Registrant confirms that in future filings of Form 10-Ks, it will provide explanation or clarification in the body of the Form 10-K to aid understanding why assessments of compliance, corresponding auditors’ attestation reports and servicer compliance reports of the Outside Trust Advisors for the Non-Serviced Mortgage Loans that may be required by the relevant Pooling and Servicing Agreements have not been filed with the related Form 10-K.

Other

The Registrant hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the MSBAM 2013-C12 Form 10-K/A Filing and the MSBAM 2014-C14 Form 10-K/A Filing;

•
Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the MSBAM 2013-C12 Form 10-K/A Filing or the MSBAM 2014-C14 Form 10-K/A Filing, as applicable; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (212) 839-5548 or kblauch@sidley.com with any questions or comments.  Thank you for your time and attention with respect to this matter.

Sincerely,

/s/ Kevin C. Blauch

Kevin C. Blauch

cc:	Kevin Ng, Morgan Stanley Tejal Wadhwani, Morgan Stanley Jane Lam, Morgan Stanley